Exhibit (a)(5)(F)
For Immediate Release
Friendly LRL Holdings Responds to Startech’s Adoption of Poison Pill
•	Expresses Grave Concern over Impediments Erected by Startech’s Board to Thwart Shareholder Democracy

•	Amends Startech Tender Offer and Extends Expiration Date to August 31, 2009
          Geneva, Switzerland, July 30, 2009 — Friendly LRL Holdings LLC (“FLH”), which has commenced a tender offer to acquire all of the outstanding shares of common stock of Startech Environmental Corporation (OTC Bulletin Board: STHK.OB) (“Startech”) for $0.65 per share in cash, released the following statement in response to Startech’s announcement that its Board of Directors has adopted a shareholder rights plan:
Startech’s actions deprive its shareholders of their voice
          “We are gravely concerned that Startech’s Board has interfered with the ability of its shareholders to decide for themselves whether to accept our all-cash offer for their shares”, said Sergey Mitirev of FLH. “Rather than engaging in constructive discussions with FLH, the only party that has been named by Startech as having an interest in investing in the company, or affording Startech’s shareholders the opportunity to immediately monetize their investment in Startech pursuant to our offer at a substantial premium to Startech’s historical trading prices, Startech’s Board has chosen to act with a view towards further entrenching its own position by taking any investment decision out of the hands of its shareholders. We note that Startech’s Board deprived its shareholders of the opportunity to tender pursuant to our offer soon after we positioned ourselves for closing by waiving and removing certain conditions to our offer and transferring the purchase price to the depositary. We believe that the Board’s actions are not in the best interests of Startech’s shareholders.”
          “Notwithstanding Startech’s assertion that the delay caused by implementation of the shareholder rights plan is intended to allow it time to continue discussions with a number of parties regarding a potential investment in the company, Startech has refused to disclose any details with respect to such discussions and thus deprived its shareholders of the opportunity to consider such information when deciding whether to tender their shares in our offer. We believe that, to the extent that any such alternative financing arrangement might be available to Startech, it would likely be at a valuation below our $0.65 per share offer and would be dilutive to Startech shareholders, both as a result of the additional investment and as a result of triggering anti-dilution rights held by certain of Startech’s warrantholders. We believe that a financing on such terms would be designed solely to protect the Board’s position and would not be in the best interest of Startech’s existing shareholders. We stand ready to pursue any and all remedies available to us so that Startech’s shareholders can exercise their fundamental right to make their own decisions regarding the tender of their shares without constraints imposed upon them by Startech’s management.”
          Dmitry Timoshin of FLH added: “We place significant value on the ability to close this transaction quickly, particularly in light of Startech’s recent operating performance and current financial condition as reflected in its securities filings. According to Startech’s securities filings, Startech has been seeking to raise equity capital without success ‘for some time’, and we believe that it will be futile for Startech shareholders to continue to wait for Startech’s Board to attempt to generate incremental shareholder value. In contrast, we are currently prepared to deliver substantial, immediate and highly certain value to Startech’s shareholders, but time is of the essence and there can be no assurance that in the future FLH or any other buyer would pay the same premium that we are offering today.”
          “Accordingly, we are providing for a limited extension of our offer until August 31, 2009 as described below. If the Company does not engage in constructive discussions with us soon, we will evaluate all available alternatives with respect to our offer and Startech’s conduct, and we reserve the right to pursue any and all alternatives available to us.”
FLH amends Startech tender offer and extends expiration date
          In light of the actions publicly disclosed by Startech on July 27, 2009, including its adoption of a poison pill, FLH is today amending its tender offer to acquire all of the outstanding shares of common stock of Startech.
          The principal amendments to the offer include:
•	FLH has added a condition to its offer requiring either (1) that Startech’s Board of Directors redeem the preferred stock purchase rights issued as a result of Startech’s adoption on July 24, 2009 of a stockholder rights plan, or (2) that FLH be satisfied, in its reasonable discretion, that such rights have expired, been invalidated, or are otherwise inapplicable to its acquisition of Startech.

•	FLH has extended its tender offer for all of the common stock of Startech until 11:59 p.m., New York City time on Monday, August 31, 2009, unless further extended. The offer was previously set to expire at midnight, New York City time, on July 31, 2009.
          FLH commenced its all-cash tender offer on July 6, 2009 to purchase all of Startech’s outstanding shares of common stock for $0.65 per share, which represents a 103% premium over Startech’s closing stock price on June 29, 2009, the last trading day preceding the public announcement by FLH of its intention to commence the tender offer, and a 84% premium over the average closing price of Startech common stock over the nine months preceding the public announcement by FLH of its intention to commence the tender offer. As of 5:00 p.m., New York City time, on Wednesday, July 29, 2009, approximately 230,669 shares of common stock of Startech had been tendered in and not withdrawn from the tender offer.
Source: Friendly LRL Holdings LLC
Contact:
Morrow & Co., LLC (Information Agent for the offer)
Stamford, CT
(800) 607-0088 or (203) 658-9400

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Startech shareholders to tender their shares in the tender offer, the number and timing of shares tendered and the satisfaction of the conditions to the tender offer described in the Offer to Purchase and related materials, as amended, filed by FLH and its affiliates with the Securities and Exchange Commission. This press release speaks only as of its date, and FLH and its affiliates undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by FLH and its affiliates with the SEC on July 6, 2009. The tender offer statement (and related materials), as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained for no charge upon request to Morrow & Co., LLC, the information agent for the tender offer, by calling toll-free at 1-800-607-0088. In addition, these materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site at www.sec.gov.